EXHIBIT 99.54

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

February 11, 2002
TSE Symbol: GAM
Press Release #5-2002	Issued: 28,174,316 Shares

GAMMON LAKE CLOSES $210,000 PRIVATE PLACEMENT

Gammon Lake Resources Inc. (TSE:GAM) announced today that it has closed a $210,000 private placement subject to regulatory approval. The private placement consists of the sale of 350,000 Units at $0.60 per Unit for gross proceeds of $210,000. Each Unit separates immediately upon issuance into one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.75 until February 11, 2004.

Gammon Lake will utilize the proceeds of the financing for working capital purposes.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.